Sean Rao:	Hi. My name is Sean Rao, co-founder of Syn Group Hospitality Company based here in Dallas, Texas. Over the last 15 years, we've created five concepts ranging from Tex-Mex to polished American to our Icehouse style concept, America Gardens.
Sean Rao:	My business partner and I were both born and raised in Houston, which makes this project particularly special to us. Ever since we got in the hospitality industry, we always wanted to come back home. Now, we have the opportunity to with America Gardens.
Sean Rao:	As we were searching for locations in Houston, we felt Midtown was the ideal neighborhood, not only because of their current and upcoming development, we feel America Gardens provides a family-oriented atmosphere unique to the area.
Sean Rao:	America Gardens is a large, open-air Icehouse style concept. We have a scratch menu with a little something for everybody. We also have over 20 beers and 10 cocktails on tap, all in an atmosphere that doesn't make you feel like you're in one of the busiest cities in America.
Sean Rao:	We're truly grateful to have a platform that connects us to the great community of Houston. It's been a long and arduous process, but we can't wait to show you what we have in store this upcoming fall.